Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-173037

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 11, 2011)

MCJUNKIN RED MAN CORPORATION

$1,050,000,000

9.50% Senior Secured Notes due December 15, 2016

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 13, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 11, 2011, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

February 23, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: March 1, 2012

Date of earliest event reported: February 29, 2012

MRC GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	333-153091	20-5956993
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Houston Center

909 Fannin, Suite 3100, Houston, TX 77010

(Address of principal executive offices, including zip code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition

On March 1, 2012, MRC Global Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K and Exhibit 99.1 attached hereto is being “furnished” pursuant to Item 2.02 and Item 9.01 of Form 8-K and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or any filing under the Exchange Act, except as shall be expressly set forth by specific reference in such filing, if any.

The press release furnished as Exhibit 99.1 to this Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and, as such, may involve known and unknown risks, uncertainties and assumptions. Such forward-looking statements may relate to the Company’s current expectations and are subject to the limitations and qualifications set forth in the Company’s other documents filed with the U.S. Securities and Exchange Commission, including, without limitation, that actual events and/or results may differ materially from those projected in such forward looking statements.

Item 5.03	Amendments to Articles of Incorporation or Bylaws, Change in Fiscal Year

On February 29, 2012, the company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a two-for-one reverse stock split of the Company’s common stock and reduce the authorized shares of common stock from 800,000,000 to 400,000,000. The Certificate of Amendment was approved by the unanimous vote of the Board of Directors and received the majority written consent of shareholders. The Certificate of Amendment is filed as Exhibit 3.1 to this report.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

The following exhibits are being furnished as part of this report:

3.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on February 29, 2012.

99.1	Press Release of MRC Global Inc. dated March 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2012

MRC GLOBAL INC.

By:	/s/ James E. Braun
James E. Braun
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on February 29, 2012.

99.1	Press Release of MRC Global Inc. dated March 1, 2012

Exhibit 3.1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “MRC GLOBAL INC.”, FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF FEBRUARY, A.D. 2012, AT 4:56 O’CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF AMENDMENT IS THE TWENTY-NINTH DAY OF FEBRUARY, A.D. 2012, AT 5 O’CLOCK P.M.

4254945 8100 120255593 You may verify this certificate online at corp.delaware.gov/authver.shtml	DATE: 02-29-12

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

MRC GLOBAL INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

MRC Global Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

(1)    The present name of the Corporation is MRC Global Inc.

(2)    The name under which the Corporation was originally incorporated was McJ Holding Corporation.

(3)    The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on November 20, 2006.

(4)    A Certificate of Amendment of the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 30, 2007.

(5)    A Certificate of Amendment of the original Certificate of Incorporation, changing the name of the Corporation from “McJ Holding Corporation” to “McJunkin Red Man Holding Corporation”, was filed with the Secretary of State of the State of Delaware on October 31, 2007.

(6)    An Amended and Restated Certificate of Incorporation, which amended and restated the original Certificate of Incorporation in its entirety, was filed with the Secretary of State of the State of Delaware on June 17, 2008 (the “First Restated Certificate of Incorporation”).

(7)    An Amended and Restated Certificate of Incorporation, which amended and restated the First Restated Certificate of Incorporation in its entirety, was filed with the Secretary of State of the State of Delaware on October 16, 2008 (the “Second Restated Certificate of Incorporation”).

(8)    A Certificate of Amendment of the Second Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2009.

(9)    A Certificate of Amendment of the Second Restated Certificate of Incorporation, changing the name of the Corporation from “McJunkin Red Man Holding Corporation” to “MRC Global Inc.”, was filed with the Secretary of State of the State of Delaware on January 10, 2012.

(10)  This Certificate of Amendment of the Second Restated Certificate of Incorporation has been duly adopted in accordance with Sections 228 and 242 of the DGCL.

(11)  ARTICLE IV of the Second Restated Certificate of Incorporation is hereby amended by adding the following text at the end thereof:

Section 4.5 Reverse Stock Split. At the effective time of the Certificate of Amendment adding this section (the “Effective Time”), a two-for-one reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each two shares of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action on the part of the holders thereof be combined and reclassified into one fully-paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon the Reverse Stock Split. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Reverse Stock Split, the Corporation shall pay to such stockholder cash equal to such fraction multiplied by the then fair value of the Common Stock as determined by the Board of Directors. All certificates representing shares of Common Stock outstanding immediately prior to the Effective Time shall immediately after the Effective Time represent the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender, the Corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Amended and Restated Certificate of Incorporation.

(11)  Section 4.1 of ARTICLE IV of the Second Restated Certificate of Incorporation is hereby amended by replacing the first sentence thereof with the following text:

The total number of shares of all classes of stock that the Corporation is authorized to issue is 550,000,000 shares, consisting of (i) 400,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and (ii) 150,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(12)  This Certificate of Amendment, and the amendments to the Second Restated Certificate of Incorporation effected thereby, shall be effective at 5:00 PM Eastern Time on February 29, 2012.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed this 29th day of February, 2012.

MRC GLOBAL INC.

By:	/s/ Daniel J. Churay
	Name:	Daniel J. Churay
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

Investor Contact: Will James Vice President – Corporate Development & Investor Relations will.james@mrcpvf.com P: 832-308-2847

Announcement

MRC Global Inc. Announces Fourth Quarter and Full Year 2011 Financial Results

Houston, TX – March 1, 2012: MRC Global Inc. (MRC or the Company), the largest global distributor of pipe, valves and fittings (PVF) and related products and services to the energy and industrial sectors based on sales, today announced its fourth quarter and full year 2011 financial results.

For the fourth quarter of 2011, the Company generated sales of $1.306 billion, up 26.2% from sales of $1.035 billion in the fourth quarter of 2010. For the year ended December 31, 2011, sales increased 25.7% to $4.832 billion from $3.846 billion during the year ended December 31, 2010. These increases were primarily due to the continued strengthening in MRC’s upstream and midstream sectors, which improved activity levels have driven, primarily in the oil and natural gas shale regions.

Gross margin was $187.4 million (14.3% of sales) in the fourth quarter of 2011, compared with $134.4 million (13.0% of sales) in the fourth quarter of 2010. Gross margin for the year ended December 31, 2011 was $708.2 million (14.7% of sales), compared to $518.1 million (13.5% of sales) for 2010.

Commenting on the Company’s results, Andrew R. Lane, chairman, president and chief executive officer, stated, “Demand for our products and services remained strong in the fourth quarter, as evidenced by our $1.306 billion in sales and our 26% year-over-year growth. Our year-over-year fourth quarter profitability improved as we focused on our higher margin products and as a result of our inventory rebalancing efforts.”

For the fourth quarter of 2011, selling, general and administrative expenses (SG&A) increased $21.1 million compared to the same quarter in 2010. For the year ended December 31, 2011, SG&A expenses increased $61.9 million over 2010. These increases are attributable primarily to an increase in variable personnel expenses and the inclusion of expenses from the June 2011 acquisition of MRC SPF in Australia.

The Company generated operating income of $49.9 million in the fourth quarter of 2011 compared to $18.1 million for the fourth quarter of 2010. For the year ended December 31, 2011, the Company generated operating income of $194.6 million, compared to operating income of $66.4 million for 2010, an increase of $128.2 million.

The Company’s net income for the fourth quarter of 2011 was $3.6 million, compared to a net loss of $13.5 million for the fourth quarter of 2010. For the year ended December 31, 2011 the Company’s net income was $29.0 million, compared to a net loss of $51.8 million for 2010. The net income in the fourth quarter was negatively impacted by a $28 million pre tax LIFO charge and an abnormally high income tax rate resulting from certain discrete fourth quarter items.

Adjusted EBITDA was $100.3 million for fourth quarter of 2011, compared to $56.7 million for the same period in 2010. Adjusted EBITDA was $360.5 million for the year ended December 31, 2011, compared to $224.2 million during 2010. The increase in Adjusted EBITDA was due primarily to an increase in sales volume and gross margin, offset partially by our increased operating expenses. See the table attached hereto for a reconciliation of Adjusted EBITDA to net income and net loss.

The Company’s net working capital at December 31, 2011 was $1.075 billion, compared to $843 million at December 31, 2010. The current year increase is the result of higher revenue levels requiring greater working capital. These working capital additions are reflected in the cash used by operations for the year ended December 31, 2011 which was $103 million.

On February 29, 2012, the board of directors and our shareholders approved a two-for-one reverse stock split which reduced the number of shares by one half. All numbers in this document have been updated to reflect this stock split.

Mr. Lane continued, “We are very pleased with the overall financial results of 2011 and significant improvement over 2010. The 26% revenue growth to $4.832 billion, the 60% improvement in adjusted EBITDA to $360.5 million, and the $29 million in net income were major accomplishments in this turnaround year for MRC. On December 21, 2011, we announced that we had entered into an agreement to acquire the operations and assets of OneSteel Piping Systems. We expect to close on this acquisition in early March 2012, subject to the fulfillment of usual and ordinary closing conditions. After closing, MRC will have Australia’s largest full line product offering including carbon steel, stainless steel and alloy pipe, valves, fittings and flanges to serve both maintenance, repair and operations (MRO) and project needs of our key customers throughout Australia in oil and gas, mining and mineral processing.”

About MRC Global Inc.

Headquartered in Houston, Texas, MRC is the largest global distributor of pipe, valves and fittings (PVF) and related products and services to the energy and industrial sectors, based on sales, and supplies these products and services across each of the upstream, midstream and downstream markets.

Safe Harbor Statement

During a public investor call to discuss the results set forth in this announcement, we may make forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act, as amended, including, for example, statements about the Company’s business strategy, its industry, its future profitability, growth in the Company’s various markets, activity remaining strong in the fourth quarter of 2011, and the Company’s expectations, beliefs, plans, strategies, objectives, prospects and assumptions. These forward-looking statements are not guarantees of future performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things: decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors; increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels; U.S. and international general economic conditions; our ability to compete successfully with other companies in our industry; the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the industries we serve; unexpected supply shortages; cost increases by our suppliers; our lack of long-term contracts with most of our suppliers; increases in customer, manufacturer and distributor inventory levels; suppliers’ price reductions of products that we sell, which could cause the value of our inventory to decline; decreases in steel prices, which could significantly lower our profit; increases in steel prices, which we may be unable to pass along to our customers, which could significantly lower our profit; our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes; changes in our customer and product mix; risks related to our customers’ credit; the potential adverse effects associated with integrating acquisitions into our business and whether these acquisitions will yield their intended benefits; the success of our acquisition strategies; our significant indebtedness; the dependence on our subsidiaries for cash to meet our debt obligations; changes in our credit profile; a decline in demand for certain of the products we distribute if import restrictions on these products are lifted; environmental, health and safety laws and regulations; the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation; product liability claims against us; pending or future asbestos-related claims against us; the potential loss of key personnel; interruption in the proper functioning of our information systems; loss of third-party transportation providers; potential inability to obtain necessary capital; risks related to adverse weather events or natural disasters; impairment of our goodwill or other intangible assets; changes in tax laws or adverse positions taken by taxing authorities in the countries in which we operate; and adverse changes in political or economic conditions in the countries in which we operate. For a discussion of key risk factors, please see the risk factors disclosed in the Company’s SEC filings, which are available on the SEC’s website at www.sec.gov and on the Company’s website, www.mrcpvf.com.

Undue reliance should not be placed on the Company’s forward-looking statements. Although forward-looking statements reflect the Company’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

MRC Global Inc.

Condensed Consolidated Balance Sheet (Unaudited)

(Dollars in thousands)

	December 31,	December 31,
	2011	2010
Assets
Current assets:
Cash	$46,127	$56,202
Accounts receivables, net	791,280	596,404
Inventories, net	899,064	765,367
Income taxes receivable	—	32,593
Other current assets	11,437	10,209

Total current assets	1,747,908	1,460,775

Other assets:
Debt issuance costs, net	25,818	32,211
Assets held for sale	—	12,722
Other assets	13,394	14,212

	39,212	59,145
Fixed Assets:
Property, plant and equipment, net	107,430	104,725

Intangible assets:
Goodwill	561,270	549,384
Other intangible assets, net	771,867	817,165

	1,333,137	1,366,549

	$3,227,687	$2,991,194

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$479,584	$426,632
Accrued expenses and other liabilities	108,973	102,807
Income taxes payable	11,950	—
Deferred revenue	4,450	18,140
Deferred income taxes	68,210	70,636

Total current liabilities	673,167	618,215

Long-term obligations:
Long-term debt, net	1,526,740	1,360,241
Deferred income taxes	288,985	303,083
Other liabilities	17,933	19,897

	1,833,658	1,683,221

Stockholders’ equity	720,862	689,758

	$3,227,687	$2,991,194

MRC Global Inc.

Condensed Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Sales	$1,306,369	$1,034,894	$4,832,423	$3,845,536
Cost of sales	1,119,007	900,459	4,124,271	3,327,434

Gross margin	187,362	134,435	708,152	518,102

Selling, general and administrative expenses	137,469	116,380	513,563	451,680

Operating income	49,893	18,055	194,589	66,422

Other income (expense):
Interest expense	(34,472)	(34,934)	(136,844)	(139,641)
Write off of debt issuance costs	—	—	(9,450)	—
Change in fair value of derivative instruments	1,784	1,744	7,044	(4,926)
Other, net	188	203	429	2,968

	(32,500)	(32,987)	(138,821)	(141,599)

Income (loss) before income taxes	17,393	(14,932)	55,768	(75,177)
Income tax expense (benefit)	13,832	(1,388)	26,784	(23,353)

Net income (loss)	$3,561	$(13,544)	$28,984	$(51,824)

Effective tax rate	79.5%	9.3%	48.0%	31.1%

Basic income (loss) per common share	$0.04	$(0.16)	$0.34	$(0.61)
Diluted income (loss) per common share	$0.04	$(0.16)	$0.34	$(0.61)
Weighted-average common shares, basic	84,419	84,392	84,417	84,384
Weighted-average common shares, diluted	84,741	84,392	84,655	84,384
Dividends per common share	$—	$—	$—	$—

MRC Global Inc.

Condensed Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)

	Year Ended
	December 31,	December 31,
	2011	2010
Operating activities
Net income (loss)	$28,984	$(51,824)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation and amortization expense	17,046	16,579
Amortization of intangibles	50,652	53,852
Equity-based compensation expense	8,385	3,744
Deferred income tax (benefit) expense	(16,362)	2,673
Amortization of debt issuance costs	10,456	11,800
Write off of debt issuance costs	9,450	—
Increase in LIFO reserve	73,703	74,557
Change in fair value of derivative instruments	(7,044)	4,926
Hedge termination	—	(25,038)
Provision for uncollectible accounts	433	(2,042)
Write-down of inventory	—	362
Nonoperating losses and other items not using cash	4,025	260
Changes in operating assets and liabilities:
Accounts receivable	(177,744)	(83,648)
Inventories	(182,173)	27,098
Income taxes	45,333	(12,278)
Other current assets	(35)	1,249
Accounts payable	36,550	85,074
Deferred revenue	(13,642)	1,071
Accrued expenses and other current liabilities	9,086	4,293

Net cash (used in) provided by operations	(102,897)	112,708

Investing activities
Purchases of property, plant and equipment	(18,056)	(14,307)
Proceeds from the disposition of property, plant and equipment	3,087	3,054
Acquisitions, net of cash acquired of $2,036 and $781 for 2011 and 2010, respectively	(39,865)	(12,393)
Proceeds from the sale of assets held for sale	10,594	4,060
Other investment and notes receivable transactions	(3,795)	3,351

Net cash used in investing activities	(48,035)	(16,235)

Financing activities
Net proceeds (payments) on/from revolving credit facilities	150,428	(141,899)
Proceeds from issuance of senior secured notes	—	47,897
Debt issuance costs paid	(9,836)	(4,386)
Proceeds from exercise of stock options	3	—
Cash equity contributions	—	200

Net cash provided by (used in) financing activities	140,595	(98,188)

Decrease in cash	(10,337)	(1,715)
Effect of foreign exchange rate on cash	262	1,673
Cash - beginning of period	56,202	56,244

Cash - end of period	$46,127	$56,202

MRC Global Inc.

Supplemental Information (Unaudited)

Calculation of Adjusted EBITDA

(Dollars in millions)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Net income (loss)	$3.6	$(13.5)	$29.0	$(51.8)
Income tax expense (benefit)	13.8	(1.4)	26.8	(23.4)
Interest expense	34.5	34.9	136.8	139.6
Write off of debt issuance costs	—	—	9.5	—
Depreciation and amortization	4.2	4.4	17.0	16.6
Amortization of intangibles	12.9	12.9	50.7	53.9
Increase in LIFO reserve	27.7	17.8	73.7	74.6
Change in fair value of derivative instruments	(1.8)	(1.7)	(7.0)	4.9
Share based compensation expense	2.1	1.3	8.4	3.7
Legal and consulting expenses	3.8	1.5	9.9	4.2
Joint venture termination	—	—	1.7	—
Other non-cash (income) expense (1)	(0.5)	0.5	4.0	1.9

Adjusted EBITDA	$100.3	$56.7	$360.5	$224.2

(1)	Other non-cash (income) expenses include transaction-related expenses, pre-acquisition EBITDA of MRC SPF, and other items added back to net income pursuant to our ABL credit facility.

Note to above:

Adjusted EBITDA consists of net income plus interest, income taxes, depreciation and amortization, amortization of intangibles and other non-recurring, non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment), and plus or minus the impact of our LIFO costing methodology. The Company has included Adjusted EBITDA as a supplemental disclosure because we believe Adjusted EBITDA is an important measure under its North American asset-based revolving credit facility and provides investors a helpful measure for comparing its operating performance with the performance of other companies that have different financing and capital structures or tax rates.

Adjusted EBITDA, however, does not represent and should not be considered as an alternative to net income, cash flow from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similar measures that other companies report because other companies may not calculate Adjusted EBITDA in the same manner as we do. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a significant element of our costs. Because we use capital assets, depreciation expense is a significant element of our costs and impacts our ability to generate revenue. In addition, the omission of the amortization expense associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of certain taxes, which is also a significant element of our operations. Furthermore, Adjusted EBITDA does not account for our LIFO inventory costing methodology, and therefore, to the extent that recently purchased inventory accounts for a relatively large portion of our sales, Adjusted EBITDA may overstate our operating performance. Because Adjusted EBITDA does not account for certain expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view Adjusted EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.